Exhibit 21

British American Tobacco p.l.c.
(“the Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

This notification is an update to the RNS released on 20 June 2024 in respect of Kingsley Wheaton’s transfer of ordinary shares of 25p each in the Company (the “Shares”) to his spouse.  In addition to the transaction referred to in that RNS, an additional 1,011 Shares were transferred by Mr Wheaton to his spouse on 19 June 2024. Due to an oversight, that transaction did not form part of the original notification and the requisite details of that transaction are set out below.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kingsley Wheaton
2	Reason for the notification
a)	Position/status	Chief Corporate Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Transfer of shares to Julia Wheaton, a Person Closely Associated
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	1,011

d)	Aggregated information - Aggregated volume - Price	1,011 £nil
e)	Date of the transaction	2024-06-19
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Wheaton
2	Reason for the notification
a)	Position/status	Person Closely Associated with a person discharging managerial responsibilities; Kingsley Wheaton, Chief Strategy and Growth Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Receipt of Ordinary Shares from Kingsley Wheaton
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	1,011

d)	Aggregated information - Aggregated volume - Price	1,011 £nil
e)	Date of the transaction	2024-06-19
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nancy Jiang Date of notification: 24 January 2025